                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                Bull & Bear U.S. Government Securities Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    12017N105
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 30, 1997
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule
          13G to report the acquisition which is the subject of the
          Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

                               (page 1 of 6 pages)
                              There are no exhibits

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CUSIP No. 12017N105              SCHEDULE 13D                  Page 2 of 6 pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc. d/b/a Karpus Investment Management
     ID# 16-1290558

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds

     A7


5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power

                              120,600 shares
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              120,600 shares
     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person



12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     16.47%

14.  Type of Reporting Person

     IA

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ITEM 1                     Security and Issuer
                           -------------------
                           Common Stock
                           Bull & Bear U.S. Government Securities Fund, Inc.
                             ("BBG")
                           11 Hanover Square
                           New York, New York   10005





 ITEM 2                       Identity and Background
                              ------------------------
                           a) Karpus Management, Inc. d/b/a Karpus Investment
                               Management ("KIM")
                              George W. Karpus, President, Director and
                               controlling stockholder
                              JoAnn VanDegriff, Vice President and Director Sophie Karpus, Director
                           b) 14 Tobey Village Office Park
                               Pittsford, New York  14534
                           c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments).
                           d) None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus ( the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
                           e) During the last five years non of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                           f) Each of the Principals is a United States citizen. KIM is a New York State corporation.

ITEM 3                     Source and Amount of Funds or Other Considerations.
                           --------------------------------------------------
                           KIM, an independent investment advisor, has accumulated shares of BBG on Behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts. The aggregate purchase price of all of the Shares purchased is $1,719,109.38. The aggregate sale price of all shares sold is

                           $214,881.25.

ITEM 4                         Purpose of Transaction
                               ----------------------
                               KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed-end fund sector, the profile of BBG (being a portfolio of U.S. Government and Agency bonds) fit the investment guidelines for various accounts. BBG's' preliminary proxy statement on Schedule 14A, filed on September 12, 1997 proposed to change the fundamental investment policies of BBG to authorize BBG to invest up to 50% of its assets in securities of growth companies (including equity securities) and securities issued by companies that invest or deal in natural resources or commodities. Such securities could have been denominated in foreign currencies and BBG would have been permitted to engage in futures and options transactions and foreign currency transactions. The preliminary proxy also proposed to change BBG to a non-diversified investment company. KIM objected to the proposed changes as not being in the best interest of the shareholders who made their decisions to invest based upon present fundamental investment policies. Management withdrew these proposals from the definitive proxy statement on Schedule 14 A with the Securities and Exchange Commission on October 30, 1997, proposing a slate of nominees to the Board of Directors of BBG. In addition KIM has requested that the management of BBG propose to the stockholders a conversion of BBG back to an open end investment company.

                               KIM proposed an independent Board of Directors in a proxy contest, with the intent to protect both shareholder values and rights.

                               On November 28, 1997 the management of BBG announced that it had retained control of the Board of Directors, defeating KIM. KIM has lost all faith with the present Board of Directors to represent the interest of shareholders. KIM reserves the right to further acquire or dispose of Shares for its Accounts. None of the Principals presently has acquired any shares directly.





ITEM 5

                               Interest in Securities of the Issuer
                               ------------------------------------
                               a)  As of the date of this Report, KIM owns
                                   120,600 Shares which represents 16.47% of the outstanding Shares. None of the Principals owns any other Shares.

                               b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

                               c)  Open market purchases and sales since
                                   December 3, 1996 for the Accounts.



                                         Price                                                Price
         Date                 Shares     Per Share          Date           Shares           Per Share
         --------------------------------------------------------------------------------------------
         12-03-96                300      12.625            05-22-97            800            12.25
         12-09-96                700      12.625            05-23-97           1200            12.25
         12-10-96               1300      12.625            05-27-97           3400            12.25
         12-12-96                200      12.625            05-28-97            300            12.25
         12-13-96               3800      12.625            05-29-97            100            12.25
         12-16-96               1500      12.625            05-30-97            600            12.25
         12-17-96                200      12.625            06-12-97            150            12.375
         01-07-97                700      12.375            06-16-97           1500            12.375
         01-08-97                900      12.375            06-17-97           1900            12.375
         01-15-97                500      12.375            06-18-97           1500            12.375
         01-16-97                200      12.375            06-19-97           4100            12.375
         01-17-97                300      12.375            07-28-97           1200            12.6875
         02-21-97               1100      12.625            07-31-97            600            12.6875
         02-24-97               2100      12.625            08-01-97           1000            12.6875
         02-25-97               1000      12.75             08-04-97            300            12.75
         02-26-97                800      12.625            08-05-97            200            12.75
         03-10-97               1000      12.50             08-11-97           9500            12.75
         03-11-97               2000      12.50             08-13-97            100            12.6875
         03-12-97               2600      12.375            08-15-97           2200            12.6875
         04-03-97               2000      12.125            08-18-97           2900            12.6875
         04-07-97               1000      12.125            08-20-97            200            12.6875
         04-09-97                700      12.125            08-21-97           1400            12.6875
         04-14-97               2300      12.125            08-22-97            600            12.6875
         04-15-97                100      12.125            08-25-97            200            12.6875
         04-16-97                400      12.125            08-26-97            400            12.6875
         04-18-97                100      12.125            08-27-97            900            12.6875

         04-21-97               1100      12.125            08-29-97           1300            12.6875
         04-22-97                600      12.125            09-02-97           1100            12.6875
         04-23-97                400      12.125            09-17-97            300            12.75
         04-24-97               4200      12.125            10-02-97            600            12.8125
         05-16-97               9900      12.25             10-03-97           8100            12.8125
         05-16-97             14,300      12.25             10-09-97           1100            12.8125
         05-19-97                900      12.25             10-10-97         25,650            12.8125
         05-20-97                100      12.25             10-16-97           2500            12.6875
                                                            11-25-97          (3250)           12.75
                                                            11-25-97           (850)           12.875
                                                            11-25-97        (12,500)           13.00
                                                            Total Shares    120,600

                         There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.

                         The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6                   Contracts, Arrangements, Understandings, or
                         -------------------------------------------
                         Relationships with Respect to Securities of the Issuer.
                         -------------------------------------------------------
                         Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BBG securities.

ITEM 7                   Materials to be Filed as Exhibits
                         ---------------------------------
                         Not applicable.
Signature

                           After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Karpus Management, Inc.

                                             By: /s/ George W. Karpus, Pres.
December 4, 1997                                 ---------------------------
----------------                                      Signature
     Date

                                                 George W. Karpus, President
                                                 ---------------------------
                                                          Name / Title